SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on August 10, 2015

1. Date, Time and Location: On August 10, 2015, at 1 p.m., at Company’s headquarter, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. To register the resignation of Mr. Rodrigo Osmo to his office in the Company’s Finance Executive Committee, and to register that the following members will remain in office as per the election held on the Meeting of the Board of Directors held on April 14, 2014 and for the term of office to expire on April 14, 2016: (i) Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of identity card No. 24.885.811-7, and enrolled with CPF/MF under No. 153.803.238-47; (ii) André Bergstein, Brazilian, married, electrical engineer, bearer of identity card No. 04.368.099-0, and enrolled with CPF/MF under No. 010.995.487-48; and (iii) Gustavo Henrique Paganoto Moscatelli, Brazilian, married, business administrator, bearer of identity card No. 33.546.713-1, and enrolled with CPF/MF under No. 353.651.228-36, all with offices located at the headquarter of the Company. Mr. André Bergstein will remain the Coordinator of the Finance Executive Committee.

4.2. Due to the deliberation above and pursuant to the meetings of the Board of Directors of the Company held on April 14, 2014 and May 19, 2014, the composition of the Company’s assistance committees will be as follows:

(i)                 Audit Committee: José Écio Pereira da Costa Júnior, as President, Maurício Marcellini Pereira and Francisco Vidal Luna;

(ii)        Compensation Committee: Cláudio José Carvalho de Andrade, as President, Guilherme Affonso Ferreira and Rodolpho Amboss;

(ii)               Nomination and Corporate Governance Committee: Cláudio José Carvalho de Andrade, as President, Guilherme Affonso Ferreira and Rodolpho Amboss;

(iv)       Investment Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, André Bergstein, Luiz Carlos Siciliano, Octavio Marques Flores and Katia Varalla Levy;

(v)        Finance Executive Committee: André Bergstein, as Coordinator, Sandro Rogério da Silva Gamba and Gustavo Henrique Paganoto Moscatelli; and

(vi)       Ethics Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, André Bergstein, Luiz Carlos Siciliano, Norival Zanata Junior and Adriana Farhat.

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer